UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Carver Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

146875604

(CUSIP Number)

Gregory Lewis

Dream Chasers Capital Group LLC

26 Broadway, 8th Floor

New York, New York 10004

917-969-2814

With a copy to:

Drew G.L. Chapman

Hamilton Clarke LLP

48 Wall Street

New York, New York 10005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dream Chasers Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON CO

* All percentage calculations set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of October 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on October 31, 2024.

CUSIP No. 146875604	Page 2

1	NAME OF REPORTING PERSON Gregory Antonius Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of October 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on October 31, 2024.

CUSIP No. 146875604	Page 3

1	NAME OF REPORTING PERSON Shawn Paul Herrera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of October 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on October 31, 2024.

CUSIP No. 146875604	Page 4

1	NAME OF REPORTING PERSON Kevin Scott Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of October 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on October 31, 2024.

CUSIP No. 146875604	Page 5

1	NAME OF REPORTING PERSON Jeffrey John Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 98,274
	8	SHARED VOTING POWER 161,200[1]
	9	SOLE DISPOSITIVE POWER 98,274
	10	SHARED DISPOSITIVE POWER 161,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,474[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,140,872 shares of Common Stock outstanding as of October 15, 2024, as reported in the Issuer’s Definitive Proxy Statement filed with the SEC on October 31, 2024.

1 Jointly owned with wife, Michelle Bailey.

2 Includes 161,200 shares owned jointly with wife, Michelle Bailey.

CUSIP No. 146875604	Page 6

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed by the Reporting Persons on October 22, 2024 (the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1.      SECURITY AND ISSUER

Item 1 is hereby amended and restated to read as follows:

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carver Bancorp, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 75 West 125th Street, New York, NY 10027. This Schedule 13D amends, supersedes and replaces entirely any and all Schedule 13Ds previously filed by any of the Reporting Persons with respect to the Issuer.

The Reporting Persons (as defined below) each beneficially owns an aggregate of 497,774 shares of Common Stock. These shares represent approximately 9.7% of the outstanding shares of Common Stock.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 5,140,872 Shares issued and outstanding as of October 15, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on October 31, 2024.

A.	Dream Chasers

(a)	Dream Chasers beneficially owns 238,300 Shares.

Percentage: Approximately 4.6%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 238,300

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 200

(c)	Dream Chasers has not entered into any transactions in Shares during the past 60 days.

Mr. Lewis, as the sole manager of Dream Chasers, may be deemed to have the shared power to vote or direct the vote of all of the Shares of Dream Chasers, Mr. Herrera and Mr. Winters.

B.	Herrera

(a)	Herrera beneficially owns 81,100 Shares.

Percentage: Approximately 1.6%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 81,100

4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 146875604	Page 7

(c)	Herrera purchased 4,000 in open market transactions during the past 60 days on September 11, 2024 for an average price per Share of $1.90.

C.	Winters

(a)	Winters beneficially owns 157,000 Shares.

Percentage: Approximately 3.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 157,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Winters has not entered into any transactions in Shares during the past 60 days.

D.	Bailey

(a)	Bailey beneficially owns 259,474 Shares[3], of which 161,200 Shares are jointly owned with his wife.

Percentage: Approximately 5.0%

(b)	1.	Sole power to vote or direct vote: 98,274

2.	Shared power to vote or direct vote: 161,200

3.	Sole power to dispose or direct the disposition: 98,274

4.	Shared power to dispose or direct the disposition: 161,200

(c)	Bailey has not entered into any transactions in Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Other than as set forth in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

3 Bailey has entered into a Proxy and Power of Attorney that grants full voting and investment discretion over 98,800 Shares to Garrett Kyle Bailey. In total, Bailey owns an aggregate of 358,274 Shares, however beneficially owns for purposes of Section 13(d) 259,474 Shares.

CUSIP No. 146875604	Page 8

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The third paragraph of Item 6 is hereby amended and restated to read as follows:

Herrera and Winters have each granted Dream Chasers a power of attorney to, among other things, vote their Shares pursuant to a Proxy and Power of Attorney, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS AN EXHIBIT

Item 7 is hereby amended and restated to read as follows:

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons as of October 21, 2024.

Exhibit 99.2	Power of Attorney with respect to this Schedule 13D and any amendments hereafter.

Exhibit 99.3	Proxy and Power of Attorney among Herrera, Winters, and Dream Chasers dated as of November 1, 2024.

Exhibit 99.4	Proxy and Power of Attorney between Jeffrey Bailey and Garrett Kyle Bailey effective as of June 1, 2024.

CUSIP No. 146875604	Page 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

DREAM CHASERS CAPITAL GROUP LLC

By:	/s/ Gregory Antonius Lewis
	Name:	Gregory Lewis
	Title:	Managing Member

GREGORY ANTONIUS LEWIS

By:	/s/ Gregory Antonius Lewis
Name:	Gregory Antonius Lewis

SHAWN PAUL HERRERA

By:	/s/ Shawn Paul Herrera
Name:	Shawn Paul Herrera

KEVIN SCOTT WINTERS

By:	/s/ Kevin Scott Winters
Name:	Kevin Scott Winters

JEFFREY JOHN BAILEY

By:	/s/ Jeffrey John Bailey
Name:	Jeffrey John Bailey

CUSIP No. 146875604	Page 10

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons as of October 21, 2024.

Exhibit 99.2	Power of Attorney with respect to this Schedule 13D and any amendments thereafter.

Exhibit 99.3	Proxy and Power of Attorney among Herrera, Winters, and Dream Chasers dated as of November 1, 2024.

Exhibit 99.4	Proxy and Power of Attorney between Jeffrey Bailey and Garrett Kyle Bailey effective as of June 1, 2024.

CUSIP No. 146875604	Page 11